Exhibit 99.1

TeliaSonera: Yoigo Launches Mobile Services on December 1

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 30, 2006--TeliaSonera's (STO:TLSN) (HEX:TLS1V) (LSE:TEE) Spanish mobile operator, Yoigo, launches its low cost and easy-to-use mobile services on December 1, 2006. The initial commercial offer includes the same prices for both post and prepaid customers.

After only 150 days, Yoigo is ready to launch its first services as the fourth mobile operator to enter the Spanish market. Yoigo will launch mobile operations based on its own 3G network combined with national 2G roaming. The approach will be a benchmark low cost operation with a sharp business focus on targeting mass-market customers. The benchmark low cost is based on a streamlined organization with outsourced functions, including network roll-out, maintenance and operations, customer care, logistics and warehousing.

"We are very pleased to present the Yoigo offering after a record-breaking roll-out. Our offering will be easy-to-use services with attractive and transparent pricing. Our surveys showed that 2 out of 3 customers in Spain are not aware of the tariffs on their mobile calls. We will therefore introduce a straightforward and transparent tariff model in the Spanish mobile market," says Kenneth Karlberg, President of TeliaSonera Norway, Denmark, the Baltic countries and Spain.

The launch offering targets mass-market customers and pricing will be the same for both post and prepaid customers: EUR 0.12 per minute for national calls and a call connection charge of EUR 0.12 (prices excluding VAT). The prices are valid across the entire country, with seamless handover across the 3G and 2G networks. In addition to voice services, Yoigo will also offer its customers SMS, MMS, mobile Internet access, mobile portal services and international roaming.

TeliaSonera's financial goals for Yoigo in Spain Yoigo's total financing need, including investments in network, IP service platforms, start-up costs and spectrum fees (including accrued spectrum fees from 2002), is estimated to be less than SEK 9 billion (EUR 1 billion) for the first five years. The operation is expected to be cash flow positive and earnings accretive within the same time frame.

The goal is to have a market share of less than one percent at the end of next year, with a short-term target of blended average revenue per user of around EUR 30 per month. Customer acquisition costs for postpaid customers are expected to be lower than the Spanish average of approximately EUR 120 and slightly higher than the Spanish average of about EUR 40 for prepaid customers. CAPEX is estimated to be front loaded in the initial period due to a rapid network roll-out.

The long-term ambition is to reach a market share of approximately 10 percent by 2015 and an EBITDA margin of around 30 percent, excluding non-recurring items.

About Yoigo

Yoigo is the new brand of TeliaSonera's subsidiary Xfera, which was awarded the fourth 3G-license in Spain. TeliaSonera, the leading telecom operator in the Nordic and Baltic regions has a 76.6% shareholding in the company. ACS, a construction and services group, has a 17% stake, FCC a 3.4% stake and Telvent a 3% stake.

Invitation to Press and Analyst Meeting

Date: Friday, December 1, 2006
Time: 12:00 (CET)
Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Mr Anders Igel, CEO and President of TeliaSonera AB, Mr Kim Ignatius, CFO and Executive Vice President of TeliaSonera AB and Mr Kenneth Karlberg, President of TeliaSonera Norway, Denmark, the Baltic countries and Spain will be present.

Press identification card or similar is required to attend the press- and analyst meeting.

The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir.

Listen in and attend the press- and analyst meeting live over the phone You can also listen to the meeting live over the phone and attend the Q&A session via a conference call.

Please note that there might be a time lag of up to 30 seconds between the Internet broadcast and the conference call if you are simultaneously watching and calling in to the press conference.

Dial-in information To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press- and analyst meeting to register your attendance.

Dial-in number: (0)20-7162 0025
Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until Dec 12, 2006: (0)20-7031 4064 Access code: 72 96 90

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl. associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl. associated companies) and 2,263,000 internet customers (2,331,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera's Press Office
(0)8-713 58 30